[SIMPSON THACHER & BARTLETT LLP LETTERHEAD]

November 8, 2017

VIA COURIER AND EDGAR

Re:	CorePoint Lodging Inc.
Registration Statement on Form 10
File No. 001-38168

Coy Garrison, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Garrison:

On behalf of CorePoint Lodging Inc. (“CorePoint Lodging”), we are providing this supplemental letter to the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in response to the telephone conversation of October 26, 2017, between members of the Staff and CorePoint Lodging, regarding Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form 10 (the “Registration Statement”). The information described herein is based upon information provided to us by CorePoint Lodging.

CorePoint Lodging respectfully advises the Staff that, consistent with its October 26, 2017 telephone conversation with members of the Staff, it intends to add disclosure consistent with Annex A hereto in the Business and Properties section of a subsequently filed pre-effective amendment to the Registration Statement. The information would be included immediately prior to the “Business and Properties—Our Properties—Type of Property” by Interest” section, located on page 147 of Amendment No. 1. Information as of September 30, 2017 (excluding individual property values) has been provided for illustrative purposes. However, as was discussed with the Staff, pending finalization of the spin-off timing, CorePoint Lodging currently expects that it would first include unaudited supplemental information (including individual property values) in an amendment to the Registration Statement that includes financial information for the fiscal year ending December 31, 2017 and that such unaudited supplemental information would be as of December 31, 2017.

For fiscal years ending after the spin-off transaction, CorePoint Lodging expects to include Schedule III disclosures with the financial statements included in its Annual Reports on Form 10-K, in lieu of a supplemental table in the Business section of such Annual Reports.

*        *        *         *        *

SECURITIES AND EXCHANGE COMMISSION	2	November 8, 2017

Please do not hesitate to call me at 212-455-7614 with any questions or further comments you may have regarding this submission or if you wish to discuss the proposed disclosure.

Very truly yours, /s/ Edgar J. Lewandowski Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Howard Efron

Jennifer Monick

Rahul Patel, Esq.

La Quinta Holdings Inc.

James H. Forson

Mark M. Chloupek, Esq.

Annex A

Supplemental Property Information

The following table sets forth certain supplemental information regarding our properties as of September 30, 2017.

Metropolitan Market	Inn / Inn and Suites	State	Date of Construction	Month Acquired	Number of Rooms	Net Book Value of Property in Service (1)
El Paso	La Quinta Inn	TX	1988	Dec-88	117
Charlotte	La Quinta Inn and Suites	NC	1998	Dec-98	131
Atlanta	La Quinta Inn and Suites	GA	1998	Oct-98	142
Oakland	La Quinta Inn and Suites	CA	1999	Mar-99	148
Ontario	La Quinta Inn and Suites	CA	1998	Oct-98	144
Orlando	La Quinta Inn and Suites	FL	1998	Aug-98	148
Greenville	La Quinta Inn and Suites	SC	1999	Apr-99	125
Las Vegas	La Quinta Inn and Suites	NV	1999	Jan-99	128
Atlanta	La Quinta Inn and Suites	GA	1997	Dec-97	140
Memphis	La Quinta Inn and Suites	TN	1998	Dec-98	131
Austin	La Quinta Inn and Suites	TX	1997	Dec-97	128
Houston	La Quinta Inn and Suites	TX	1999	Apr-99	132
Oklahoma City	La Quinta Inn and Suites	OK	1999	Feb-99	119
Orlando	La Quinta Inn and Suites	FL	1999	Apr-99	130
Winston-Salem	La Quinta Inn and Suites	NC	1999	Jun-99	131
Orlando	La Quinta Inn and Suites	FL	1999	Aug-99	184
Raleigh/Durham	La Quinta Inn and Suites	NC	1999	Mar-99	130
Raleigh/Durham	La Quinta Inn and Suites	NC	1999	Jun-99	141
Austin	La Quinta Inn and Suites	TX	1999	Apr-99	142
Greensboro	La Quinta Inn and Suites	NC	1999	Jun-99	131
Lafayette (LA)	La Quinta Inn	LA	1969	Feb-69	140
El Paso	La Quinta Inn	TX	1980	Nov-80	137
Odessa	La Quinta Inn	TX	1981	Jan-81	122
Amarillo	La Quinta Inn	TX	1983	Jan-83	129
Midland	La Quinta Inn	TX	1983	May-83	146
Tyler	La Quinta Inn	TX	1983	Sep-83	129
Farmington	La Quinta Inn	NM	1983	Dec-83	107
Corpus Christi	La Quinta Inn	TX	1983	May-83	129
Austin	La Quinta Inn	TX	1983	May-83	131
San Antonio	La Quinta Inn and Suites	TX	2005	Jan-05	348
Laredo	La Quinta Inn	TX	1969	Jul-69	153
El Paso	La Quinta Inn	TX	1969	Jun-69	121
New Orleans	La Quinta Inn	LA	1970	Jan-70	101
San Antonio	La Quinta Inn	TX	1970	Mar-70	122
Waco (3)	La Quinta Inn	TX	1971	Sep-71	101
Dallas/Ft Worth	La Quinta Inn	TX	1971	Oct-71	101
Wichita Falls	La Quinta Inn	TX	1973	Jun-73	139

Metropolitan Market	Inn / Inn and Suites	State	Date of Construction	Month Acquired	Number of Rooms	Net Book Value of Property in Service (1)
Denver	La Quinta Inn	CO	1974	Jun-74	130
Dallas/Ft Worth	La Quinta Inn and Suites	TX	2002	Mar-02	168
Lubbock	La Quinta Inn	TX	1976	Mar-76	137
Austin	La Quinta Inn	TX	1975	Mar-75	132
San Antonio	La Quinta Inn	TX	1975	Aug-75	177
Killeen	La Quinta Inn	TX	1976	May-76	105
Clute/Lake Jackson	La Quinta Inn	TX	1977	Jun-77	136
Austin	La Quinta Inn	TX	1977	Jun-77	122
Indianapolis	La Quinta Inn	IN	1980	Mar-80	121
Tallahassee	La Quinta Inn	FL	1979	Dec-79	154
College Station	La Quinta Inn	TX	1980	Jan-80	176
Orange County	La Quinta Inn	CA	1980	Jun-80	160
Abilene	La Quinta Inn	TX	1979	Dec-79	106
Reno	La Quinta Inn	NV	1981	Mar-81	130
Columbus (GA)	La Quinta Inn	GA	1980	Jan-80	123
Columbus (OH)	La Quinta Inn	OH	1980	May-80	122
Champaign	La Quinta Inn	IL	1982	Feb-82	122
San Antonio	La Quinta Inn	TX	1981	Oct-81	130
Denver	La Quinta Inn	CO	1982	Jul-82	122
Nashville	La Quinta Inn	TN	1982	May-82	130
Lexington	La Quinta Inn	KY	1982	Apr-82	129
Tuscaloosa	La Quinta Inn	AL	1982	May-82	122
Savannah	La Quinta Inn	GA	1982	Sep-82	154
Phoenix	La Quinta Inn	AZ	1982	Dec-82	128
San Antonio	La Quinta Inn	TX	1982	Oct-82	125
Bossier City	La Quinta Inn	LA	1982	Nov-82	130
Eagle Pass	La Quinta Inn	TX	1982	Dec-82	131
Baton Rouge	La Quinta Inn	LA	1984	Feb-84	142
Victoria	La Quinta Inn	TX	1984	Feb-84	130
New Orleans	La Quinta Inn	LA	1984	Jul-84	154
New Orleans (2)	La Quinta Inn	LA	1984	Aug-84	153
Lufkin	La Quinta Inn	TX	1984	Jan-84	105
Temple	La Quinta Inn	TX	1984	Apr-84	106
Norfolk	La Quinta Inn	VA	1984	Jul-84	129
Chicago	La Quinta Inn	IL	1984	Aug-84	150
San Antonio	La Quinta Inn	TX	1984	Jun-84	193
Augusta	La Quinta Inn	GA	1985	Apr-85	130

Metropolitan Market	Inn / Inn and Suites	State	Date of Construction	Month Acquired	Number of Rooms	Net Book Value of Property in Service (1)
El Paso	La Quinta Inn	TX	1984	Nov-84	130
Tampa/St Petersburg	La Quinta Inn	FL	1978	Jun-78	121
Pensacola	La Quinta Inn	FL	1985	Feb-85	130
Houston	La Quinta Inn	TX	1985	May-85	112
Stockton	La Quinta Inn	CA	1984	Oct-84	151
Pittsburgh	La Quinta Inn	PA	1985	Dec-85	129
Albuquerque	La Quinta Inn	NM	1983	Aug-83	130
Colorado Springs	La Quinta Inn	CO	1985	Nov-85	105
Sacramento	La Quinta Inn	CA	1985	May-85	129
Denver	La Quinta Inn	CO	1985	Aug-85	129
Tampa/St Petersburg	La Quinta Inn	FL	1986	Aug-86	115
Amarillo	La Quinta Inn	TX	1986	Feb-86	128
San Antonio	La Quinta Inn	TX	1986	Apr-86	137
Orlando	La Quinta Inn	FL	1987	May-87	128
San Diego	La Quinta Inn	CA	1987	Jan-87	105
Denver	La Quinta Inn	CO	1986	May-86	131
Bakersfield	La Quinta Inn	CA	1986	May-86	128
San Diego	La Quinta Inn	CA	1986	Dec-86	142
Houston	La Quinta Inn	TX	1986	May-86	129
Fresno	La Quinta Inn	CA	1986	Apr-86	129
Denver	La Quinta Inn	CO	1986	Jul-86	130
Ventura	La Quinta Inn	CA	1988	Aug-88	142
San Diego	La Quinta Inn	CA	1987	Apr-87	120
Miami/Ft Lauderdale	La Quinta Inn	FL	1986	Oct-86	128
San Francisco	La Quinta Inn	CA	1987	Oct-87	171
Santa Fe	La Quinta Inn	NM	1986	Nov-86	131
Orange County	La Quinta Inn and Suites	CA	1986	Dec-86	148
Miami/Ft Lauderdale	La Quinta Inn	FL	1986	Aug-86	165
Gainesville	La Quinta Inn	FL	1989	Jul-89	134
San Angelo	La Quinta Inn	TX	1974	Dec-74	173
Moline	La Quinta Inn	IL	1975	May-75	125
St. Louis	La Quinta Inn and Suites	MO	1997	Apr-97	131
Seattle/Tacoma	La Quinta Inn and Suites	WA	1986	Sep-86	143
Seattle/Tacoma	La Quinta Inn and Suites	WA	1986	Dec-86	121
Seattle/Tacoma	La Quinta Inn and Suites	WA	1985	Jun-85	155
Salt Lake City	La Quinta Inn and Suites	UT	1983	Jun-83	100
Galveston	La Quinta Inn	TX	1978	Jul-78	119

Metropolitan Market	Inn / Inn and Suites	State	Date of Construction	Month Acquired	Number of Rooms	Net Book Value of Property in Service (1)
Tampa/St Petersburg	La Quinta Inn and Suites	FL	1986	Jun-86	118
Dallas/Ft Worth	La Quinta Inn and Suites	TX	2006	Aug-06	178
Las Cruces	La Quinta Inn	NM	1980	Jun-80	139
Houston	La Quinta Inn and Suites	TX	1986	Jul-86	125
Tucson	La Quinta Inn	AZ	1977	Jun-77	141
Corpus Christi	La Quinta Inn	TX	1973	May-73	122
Phoenix	La Quinta Inn	AZ	1973	Sep-73	138
Dallas/Ft Worth	La Quinta Inn and Suites	TX	1974	May-74	127
San Antonio	La Quinta Inn	TX	1974	Nov-74	112
Huntsville (AL)	La Quinta Inn	AL	1985	May-85	130
Kansas City	La Quinta Inn	KS	1978	May-78	106
Salt Lake City	La Quinta Inn	UT	1978	Jul-78	122
Mobile	La Quinta Inn	AL	1979	May-79	122
Merrillville	La Quinta Inn	IN	1979	Feb-79	121
Cheyenne	La Quinta Inn	WY	1981	Feb-81	105
Omaha	La Quinta Inn	NE	1981	Apr-81	129
Albuquerque	La Quinta Inn	NM	1982	Apr-82	105
Ft. Myers	La Quinta Inn	FL	1984	May-84	129
Denver	La Quinta Inn	CO	1980	May-80	107
Austin	La Quinta Inn and Suites	TX	1987	Apr-87	116
Austin	La Quinta Inn	TX	1965	Feb-92	152
Phoenix	La Quinta Inn	AZ	1979	Jun-79	146
New Orleans	La Quinta Inn	LA	1967	Jul-06	172
Redding	La Quinta Inn and Suites	CA	1965	Aug-93	141
New Orleans	La Quinta Inn and Suites	LA	1973	Jun-73	198
Sacramento	La Quinta Inn	CA	1970	Jun-70	168
Nashville	La Quinta Inn and Suites	TN	1986	Oct-86	134
Los Angeles	La Quinta Inn and Suites	CA	1987	Nov-87	160
San Antonio	La Quinta Inn and Suites	TX	2002	Jan-02	276
Lubbock	La Quinta Inn and Suites	TX	1986	Jun-86	131
Las Vegas	La Quinta Inn and Suites	NV	1984	Jun-84	251
Miami/Ft Lauderdale	La Quinta Inn and Suites	FL	1980	Nov-80	122
Fort Stockton	La Quinta Inn	TX	1983	Jun-83	97
Austin	La Quinta Inn	TX	1993	Oct-93	117
Chattanooga	La Quinta Inn	TN	1986	Aug-86	132
Savannah	La Quinta Inn	GA	1987	Sep-87	119
Kingsport	La Quinta Inn and Suites	TN	1991	Feb-91	118

Metropolitan Market	Inn / Inn and Suites	State	Date of Construction	Month Acquired	Number of Rooms	Net Book Value of Property in Service (1)
Austin	La Quinta Inn and Suites	TX	1996	Jun-96	149
Dallas/Ft Worth	La Quinta Inn and Suites	TX	1996	Jun-96	152
Flagstaff	La Quinta Inn and Suites	AZ	1996	Jun-96	128
Macon	La Quinta Inn and Suites	GA	1996	Oct-96	142
Miami/Ft Lauderdale	La Quinta Inn and Suites	FL	1987	Jun-87	145
Dallas/Ft Worth	La Quinta Inn and Suites	TX	1996	Aug-96	140
Raleigh/Durham	La Quinta Inn and Suites	NC	1996	Nov-96	135
Tucson	La Quinta Inn and Suites	AZ	1996	Sep-96	143
Denver	La Quinta Inn and Suites	CO	1996	Dec-96	148
Huntsville (TX) (4)	La Quinta Inn	TX	1969	Jun-69	119
Phoenix	La Quinta Inn and Suites	AZ	1996	Dec-96	140
Birmingham	La Quinta Inn and Suites	AL	1996	Dec-96	129
Dallas/Ft Worth	La Quinta Inn and Suites	TX	1996	Dec-96	133
Myrtle Beach	La Quinta Inn and Suites	SC	1997	Mar-97	128
Denver	La Quinta Inn and Suites	CO	1997	Apr-97	120
Sherman/Denison	La Quinta Inn and Suites	TX	1997	May-97	115
Birmingham	La Quinta Inn and Suites	AL	1997	May-97	133
Shreveport	La Quinta Inn and Suites	LA	1997	Mar-97	117
Houston	La Quinta Inn and Suites	TX	1997	May-97	117
Dallas/Ft Worth	La Quinta Inn and Suites	TX	1997	Jun-97	128
Salt Lake City	La Quinta Inn and Suites	UT	1997	Jun-97	114
Raleigh/Durham	La Quinta Inn and Suites	NC	1998	Jan-98	134
Dallas/Ft Worth	La Quinta Inn and Suites	TX	1997	May-97	128
Alexandria	La Quinta Inn and Suites	LA	1997	May-97	117
Orem/Provo	La Quinta Inn and Suites	UT	1997	Jun-97	131
Houston	La Quinta Inn and Suites	TX	1998	Mar-98	173
Atlanta	La Quinta Inn and Suites	GA	1997	Sep-97	131
Tampa/St Petersburg	La Quinta Inn and Suites	FL	1997	Nov-97	128
Raleigh/Durham	La Quinta Inn and Suites	NC	1998	Mar-98	128
Oklahoma City	La Quinta Inn and Suites	OK	1997	Nov-97	117
Dallas/Ft Worth	La Quinta Inn and Suites	TX	1998	Jan-98	129
Jacksonville	La Quinta Inn and Suites	FL	1997	Dec-97	131
Grand Junction	La Quinta Inn and Suites	CO	1998	Feb-98	108
Atlanta	La Quinta Inn and Suites	GA	1998	Feb-98	119
Pueblo	La Quinta Inn and Suites	CO	1998	May-98	101
Phoenix	La Quinta Inn and Suites	AZ	1998	Jan-98	125
Lakeland	La Quinta Inn and Suites	FL	1997	Dec-97	119

Metropolitan Market	Inn / Inn and Suites	State	Date of Construction	Month Acquired	Number of Rooms	Net Book Value of Property in Service (1)
Panama City	La Quinta Inn and Suites	FL	1998	Jan-98	119
Phoenix	La Quinta Inn and Suites	AZ	1997	Dec-97	107
Tampa/St Petersburg	La Quinta Inn and Suites	FL	1997	Dec-97	109
Denver	La Quinta Inn and Suites	CO	1998	Sep-98	168
Albuquerque	La Quinta Inn and Suites	NM	1998	Jan-98	118
Miami/Ft Lauderdale	La Quinta Inn and Suites	FL	1998	Jul-98	143
Colorado Springs	La Quinta Inn and Suites	CO	1998	Apr-98	131
Miami/Ft Lauderdale	La Quinta Inn and Suites	FL	1998	Dec-98	131
New Orleans	La Quinta Inn and Suites	LA	1999	May-99	166
Phoenix	La Quinta Inn and Suites	AZ	1998	Feb-98	108
Miami/Ft Lauderdale	La Quinta Inn and Suites	FL	1998	Jun-98	131
Denver	La Quinta Inn and Suites	CO	1998	May-98	128
Orlando	La Quinta Inn and Suites	FL	1998	Jun-98	128
Ocala	La Quinta Inn and Suites	FL	1998	Jun-98	117
Phoenix	La Quinta Inn and Suites	AZ	1998	Jun-98	117
Omaha	La Quinta Inn	NE	1979	Sep-04	92
Cleveland	La Quinta Inn and Suites	OH	1997	Sep-04	86
Cleveland	La Quinta Inn	OH	1990	Sep-04	100
Milwaukee	La Quinta Inn and Suites	WI	1997	Sep-04	97
Sheboygan	La Quinta Inn	WI	1975	Sep-04	96
Kansas City	La Quinta Inn	MO	1991	Sep-04	96
Birmingham	La Quinta Inn	AL	1987	Sep-04	101
Springdale	La Quinta Inn and Suites	AR	1994	Sep-04	100
Hartford	La Quinta Inn	CT	1991	Sep-04	104
Jacksonville	La Quinta Inn and Suites	FL	1989	Sep-04	99
Orlando	La Quinta Inn and Suites	FL	1988	Sep-04	125
Atlanta	La Quinta Inn	GA	1985	Sep-04	94
Des Moines	La Quinta Inn and Suites	IA	1993	Sep-04	102
Chicago	La Quinta Inn and Suites	IL	1994	Sep-04	103
Chicago	La Quinta Inn and Suites	IL	1995	Sep-04	101
Baton Rouge	La Quinta Inn and Suites	LA	1985	Sep-04	100
Auburn (MA)	La Quinta Inn	MA	1985	Sep-04	100
Detroit	La Quinta Inn	MI	1987	Sep-04	98
Detroit	La Quinta Inn	MI	1991	Sep-04	100
Meridian	La Quinta Inn and Suites	MS	1985	Sep-04	101
Plattsburgh	La Quinta Inn and Suites	NY	1996	Sep-04	103
Cincinnati	La Quinta Inn	OH	1985	Sep-04	98

Metropolitan Market	Inn / Inn and Suites	State	Date of Construction	Month Acquired	Number of Rooms	Net Book Value of Property in Service (1)
Cleveland	La Quinta Inn	OH	1992	Sep-04	115
Columbus (OH)	La Quinta Inn	OH	1993	Sep-04	101
Mansfield	La Quinta Inn and Suites	OH	1996	Oct-04	87
Harrisburg	La Quinta Inn and Suites	PA	1990	Oct-04	110
Jackson (TN)	La Quinta Inn and Suites	TN	1991	Oct-04	100
Nashville	La Quinta Inn and Suites	TN	1993	Oct-04	102
Milwaukee	La Quinta Inn	WI	1988	Oct-04	99
Milwaukee	La Quinta Inn	WI	1991	Oct-04	98
Stevens Point	La Quinta Inn and Suites	WI	1989	Oct-04	73
Tampa/St Petersburg	La Quinta Inn and Suites	FL	1988	Oct-04	101
Brunswick	La Quinta Inn and Suites	GA	1990	Oct-04	99
Toledo	La Quinta Inn	OH	1996	Oct-04	101
Columbia (SC)	La Quinta Inn and Suites	SC	1986	Oct-04	99
Columbia (MO)	La Quinta Inn and Suites	MO	1988	Oct-04	100
Melbourne/Titusville	La Quinta Inn and Suites	FL	1995	Oct-04	106
Naples	La Quinta Inn and Suites	FL	1995	Oct-04	103
Miami/Ft Lauderdale	La Quinta Inn and Suites	FL	1995	Oct-04	104
Detroit	La Quinta Inn and Suites	MI	1997	Oct-04	106
Miami/Ft Lauderdale	La Quinta Inn and Suites	FL	1996	Oct-04	107
Chicago	La Quinta Inn	IL	1987	Oct-04	130
Austin	La Quinta Inn and Suites	TX	1998	Oct-04	87
Milwaukee	La Quinta Inn and Suites	WI	2001	Oct-04	88
Boston	La Quinta Inn and Suites	MA	2000	Dec-04	147
Los Angeles	La Quinta Inn and Suites	CA	1972	Feb-06	279
Orange County	La Quinta Inn and Suites	CA	1985	Feb-06	181
Myrtle Beach	La Quinta Inn and Suites	SC	1986	May-06	148
Islip	La Quinta Inn and Suites	NY	2006	Jun-06	132
Los Angeles	La Quinta Inn and Suites	CA	1992	Apr-06	129
Little Rock	La Quinta Inn and Suites	AR	1972	May-06	261
Minneapolis	La Quinta Inn and Suites	MN	1980	Jun-06	233
Chicago	La Quinta Inn and Suites	IL	2009	Apr-09	239
Miami/Ft Lauderdale	La Quinta Inn	FL	1968	Jul-06	162
West Palm Beach	La Quinta Inn	FL	1988	Oct-06	114
South Burlington	La Quinta Inn and Suites	VT	1988	Mar-07	104
St. Albans	La Quinta Inn and Suites	VT	1996	Sep-06	81
Ft. Myers	La Quinta Inn and Suites	FL	1986	Sep-06	158
Charlotte	La Quinta Inn and Suites	NC	1986	Oct-06	119

Metropolitan Market	Inn / Inn and Suites	State	Date of Construction	Month Acquired	Number of Rooms	Net Book Value of Property in Service (1)
Charleston	La Quinta Inn and Suites	SC	1987	Nov-06	174
Sacramento	La Quinta Inn and Suites	CA	1985	Sep-06	131
Thousand Oaks	La Quinta Inn and Suites	CA	1987	Sep-06	122
Baltimore	La Quinta Inn and Suites	MD	1987	Feb-07	127
Baltimore	La Quinta Inn and Suites	MD	1990	Feb-07	130
Baltimore	La Quinta Inn and Suites	MD	1989	Feb-07	105
New Haven	La Quinta Inn and Suites	CT	1972	Feb-07	152
Portland (ME)	La Quinta Inn and Suites	ME	1985	Feb-07	105
Boston	La Quinta Inn and Suites	NH	1987	Feb-07	105
New York City	La Quinta Inn and Suites	CT	1975	Feb-07	158
Warwick	La Quinta Inn and Suites	RI	1990	Feb-07	115
Norfolk	La Quinta Inn and Suites	VA	1987	Jul-07	136
New York City	La Quinta Inn and Suites	NY	1999	Sep-07	129
Oshkosh	La Quinta Inn	WI	1973	Sep-04	96
Wausau	La Quinta Inn	WI	1979	Sep-04	93
Miami/Ft Lauderdale	La Quinta Inn	FL	1988	Sep-04	101
Tampa/St Petersburg	La Quinta Inn and Suites	FL	1985	Sep-04	101
Atlanta	La Quinta Inn and Suites	GA	1990	Sep-04	101
Columbus (GA)	La Quinta Inn and Suites	GA	1985	Sep-04	99
Indianapolis	La Quinta Inn	IN	1986	Sep-04	97
Indianapolis	La Quinta Inn	IN	1993	Sep-04	102
Raleigh/Durham (4)	La Quinta Inn and Suites	NC	1989	Sep-04	118
Houston	La Quinta Inn and Suites	TX	1997	Sep-04	104
Houston	La Quinta Inn and Suites	TX	1996	Sep-04	117
Kenosha	La Quinta Inn	WI	1979	Sep-04	92
Little Rock	La Quinta Inn and Suites	AR	1990	Sep-04	99
Savannah	La Quinta Inn and Suites	GA	1986	Sep-04	100
Albuquerque	La Quinta Inn and Suites	NM	1990	Sep-04	97
Houston	La Quinta Inn and Suites	TX	1994	Sep-04	106
Nashville	La Quinta Inn and Suites	TN	1985	Sep-04	141
Minneapolis	La Quinta Inn	MN	1989	Sep-04	187
Las Cruces	La Quinta Inn and Suites	NM	1997	Sep-04	87
El Paso	La Quinta Inn and Suites	TX	1996	Oct-04	103
El Paso	La Quinta Inn and Suites	TX	1992	Oct-04	103
Lakeland	La Quinta Inn and Suites	FL	1996	Oct-04	103
Tampa/St Petersburg	La Quinta Inn	FL	1984	Oct-04	144
Milwaukee	La Quinta Inn	WI	1982	Oct-04	103

Metropolitan Market	Inn / Inn and Suites	State	Date of Construction	Month Acquired	Number of Rooms	Net Book Value of Property in Service (1)
Miami/Ft Lauderdale	La Quinta Inn and Suites	FL	1991	Oct-04	152
Milford	La Quinta Inn	MA	1989	Dec-04	89
Boston	La Quinta Inn and Suites	MA	1981	Dec-04	168
Denver	La Quinta Inn and Suites	CO	1972	Sep-04	134
Chicago	La Quinta Inn and Suites	IL	1999	Sep-04	127
Cincinnati	La Quinta Inn and Suites	OH	1997	Sep-04	151
San Antonio	La Quinta Inn and Suites	TX	1999	Sep-04	151
Appleton	La Quinta Inn and Suites	WI	1988	Sep-04	99
Milwaukee	La Quinta Inn and Suites	WI	1994	Sep-04	109
Madison	La Quinta Inn and Suites	WI	1997	Sep-04	120
Clifton	La Quinta Inn and Suites	NJ	1973	Apr-06	231
Fairfield	La Quinta Inn and Suites	NJ	1974	Apr-06	176
New York City	La Quinta Inn and Suites	NY	1973	Apr-06	140
Miami/Ft Lauderdale	La Quinta Inn and Suites	FL	1987	Apr-06	103
Miami/Ft Lauderdale	La Quinta Inn and Suites	FL	1986	Apr-06	79
Miami/Ft Lauderdale	La Quinta Inn and Suites	FL	1994	Apr-06	103
Miami/Ft Lauderdale	La Quinta Inn and Suites	FL	1989	Apr-06	97
Naples	La Quinta Inn and Suites	FL	1989	Apr-06	103
Miami/Ft Lauderdale	La Quinta Inn and Suites	FL	1990	Apr-06	104
Sarasota	La Quinta Inn and Suites	FL	1990	Apr-06	102
West Palm Beach	La Quinta Inn and Suites	FL	1989	Feb-06	103
Miami/Ft Lauderdale	La Quinta Inn and Suites	FL	1987	Mar-06	101

Total

(1)	Represents the historical cost of property, plant and equipment, net of accumulated depreciation and any fair value adjustments, for land, building and improvement assets at the hotel. This figure excludes i) assets specific to the franchising and management businesses and ii) assets not yet assigned to a specific property. As a result, the total does not agree to property, plant and equipment reported in the La Quinta Holdings Inc. financial statements.
(2)	This property is a joint venture in which La Quinta owns the majority interest.
(3)	The hotel in operation at this location was demolished and most of the land parcel was sold after September 30, 2017. This value represents the historical cost basis of the remaining land parcel.
(4)	While this property remains in operation, the property is classified as held for sale and the book value of Property, Plant and Equipment on our balance sheet is zero.